UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.      1-5846
THE LIBERTY CORPORATION

(Exact name of registrant as specified in its charter)
135 South Main Street
Greenville, South Carolina 29602
Tel. (864) 241-5400

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, no par value
Rights to Purchase Series A Participating Cumulative Preferred Stock

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: One (1)
Pursuant to the requirements of the Securities and Exchange Act of 1934, The Liberty Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 1, 2006	By:	/s/ Paul H. McTear, Jr.

Paul H. McTear, Jr., President The Liberty Corporation